Trovagene, Inc.

11055 Flintkote Ave.

San Diego, CA 92121

October 31, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Trovagene, Inc.
Withdrawal of Registration Statement on Form S-3
File No. 333-220753

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Trovagene, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File Number 333-220753, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on September 29, 2017.

The Company has determined not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please contact me at 858-952-7694 or gsamuel@trovagene.com if you have any questions. Thank you for your attention to this matter.

Sincerely,

/s/ George Samuel

George Samuel
General Counsel

cc:	Jeffrey Fessler, Sheppard, Mullin, Richter & Hampton LLP